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                        December 21, 2023

       Christopher Wimmer
       General Counsel
       4Front Ventures Corp.
       7010 E. Chauncey Lane, Suite 235
       Phoenix, Arizona 85054

                                                        Re: 4Front Ventures
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 15,
2023
                                                            File No. 333-276069

       Dear Christopher Wimmer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Vanessa J. Schoenthaler